Exhibit 99.81

Highlander Silver Announces US$40 Million Strategic Investment by Eric Sprott to Accelerate Growth

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, January 27, 2026 – Highlander Silver Corp. (TSX: HSLV) (“Highlander Silver” or the “Company”) is pleased to announce that Mr. Eric Sprott, an arm’s length strategic investor, has agreed to purchase an aggregate of 8,060,226 common shares in the capital of the Company (the “Offered Shares”) at a price of C$6.80 per Offered Share for aggregate gross proceeds of US$40,000,000 (the “Offering”) to the Company on a non-brokered private placement basis.

Daniel Earle, President and CEO of Highlander Silver, commented:

“The additional capital will allow us to accelerate growth plans within our portfolio, which includes the bonanza grade San Luis gold-silver project, one of the highest M&I resource grade projects in either the gold or silver sectors1, and one of the largest permitted primary silver deposits in the world in the Corani silver project after the closing of the previously announced combination with Bear Creek Mining (see press release dated December 19, 2025). With this investment, we would expect to have US$100 million in cash at closing.”

The Company intends on using the net proceeds from the Offering to fund the advancement of the Company’s mineral projects and for working capital and general corporate purposes. The Offering is expected to close on or around January 30, 2026, and is subject to certain customary closing conditions including, but not limited to, the receipt of all necessary regulatory and other approvals, including the acceptance of the Toronto Stock Exchange (the “Exchange”). The Offered Shares to be issued pursuant to the Offering will be subject to a statutory four-month hold period under applicable securities laws in Canada.

In connection with the Offering, the Company may pay a finder’s fee to eligible arm’s length finders, as permitted by applicable securities laws and the rules of the Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there by any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), of the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories.1 Highlander Silver’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

[1]	S&P Global rankings including the San Luis gold-silver project.

Information contact

Highlander Silver

Arun Lamba, Vice President Corporate Development

Email: alamba@highlandersilver.com

Scientific and Technical Information

Scientific and technical information in the news release  relating to the San Luis Project are taken from the technical report entitled, “Technical Report on the San Luis Property” dated January 15, 2025, prepared by independent “qualified person” (as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects), Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on Highlander Silver’s SEDAR+ profile at www.sedarplus.ca.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, the completion of the Offering, the issuance of the Offered Shares, the intended use of the net proceeds from the Offering, the expected closing date of the Offering, the receipt of all necessary regulatory and other approvals, including the acceptance of the Exchange, the payment of a finder’s fee to eligible arm’s length finders, the growth plans of the Company’s portfolio, the closing of the previously announced combination with Bear Creek Mining Corporation and the expected cash at closing of the previously announced combination with Bear Creek Mining Corporation. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, delays in obtaining governmental or stock exchange approvals or financing, and uncertainties related to the review and approval of the listing application and satisfaction of all applicable listing and regulatory requirements to list on the NYSE American. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.